

March 30, 2011

<u>Via U.S. Mail and Facsimile to 203-973-0319</u>

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907

      Re: CTM Media Holdings, Inc.
              Form 10-K for Fiscal Year Ended July 31, 2010
              Filed October 29, 2010
              Form 10-Q for the Quarterly Period Ended October 31, 2010
              Filed December 14, 2010
              File No. 000-53718

Dear Mr. Knoller:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              /s/ Larry Spirgel
              Larry Spirgel
              Assistant Director